

Mail Stop 4561

September 21, 2016

Herman Yu
Chief Financial Officer
Weibo Corporation
7/F, Shuohuang Development Plaza,
No. 6 Caihefang Road, Haidian District, Beijing, 100080
People's Republic of China

      Re: **Weibo Corporation**
              Form 20-F for the Fiscal Year Ended December 31, 2015
              Filed April 28, 2016
              File No. 001-36397

Dear Mr. Yu:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kathleen Collins

              Kathleen Collins
              Accounting Branch Chief
              Office of Information Technologies
              and Services

cc: <u>Via E-mail</u>
Z. Julie Gao, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP